Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

During the quarter ended September 30, 2026, the Company reported revenue of US$12.80 million, compared to US$12.55 million for the same period in the prior year. Third quarter results were primarily driven by an increase in OEM business and through the continued growth of KBS Graphite. The Company recognized a refund of US$0.77 million of tariffs imposed under the International Emergency Economic Powers Act (“IEEPA”) and previously paid on products imported during 2025 (US$1.13 million for the nine months ended September 30, 2026, including US$0.37 million recognized in the second quarter). These refunds are non-recurring in nature.

Results of Operations

●	Revenue – Revenue for the quarter was US$12.80 million, representing a 2.0% increase over the same period in 2025. The revenue increase reflects additional sales in the OEM business in both the steel and graphite lines.

●	Gross Profit – Gross profit was US$6.24 million, or 49% of revenue, compared to US$4.92 million, or 39%, in the prior-year period. Gross profit for the quarter included the US$0.77 million non-recurring benefit from the IEEPA tariff refund, which was recorded as a reduction of cost of sales.

●	Operating Expenses – Total costs and operating expenses, consisting of selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses, were US$6.21 million, an increase of 5.8% from the prior-year period. In the quarter, selling expenses rose by 17% primarily driven by additional marketing spend to promote new product lines and the KBS Open. General and administrative expenses decreased by 10.4% over the same period in the previous year. R&D expenses rose by 38%, or US$0.13 million, as the Company focused on developing new product lines and streamlining its manufacturing process.

●	Operating Income – Operating income was US$0.03 million, compared to a loss of US$0.95 million in the prior-year period. This represents an improvement of US$0.98 million over the prior-year period. The US$0.77 million non-recurring IEEPA tariff refund recognized in the quarter accounted for most of this improvement.

●	Non-Operating Income – Non-operating income was US$0.53 million in the quarter compared to US$0.45 million in the same quarter of the previous year, which included a foreign exchange gain of US$0.71 million. Interest expense in the quarter was US$0.25 million and the foreign exchange gain was US$0.03 million. The Q3 2026 figure also included a non-cash unrealized gain of US$0.72 million from the change in the fair value of warrant liabilities, which substantially reversed the unrealized loss of US$0.72 million recognized in the second quarter of 2026.

●	Net Income – Net income for the quarter was US$0.29 million, compared to a net loss of US$0.72 million in the third quarter of 2025. Net income attributable to FST Corp.’s shareholders was US$0.29 million, or US$0.01 per share, compared to a net loss attributable to FST Corp.’s shareholders of US$0.67 million, or US$(0.02) per share, in the prior-year period.

Nine Months Ended September 30, 2026

For the nine months ended September 30, 2026, revenue was US$40.00 million, an increase of 15.1% from US$34.75 million in the prior-year period. The main drivers of revenue growth during this period were increased OEM business, continued growth in KBS Graphite, and higher aftermarket sales of steel and graphite shafts. Gross profit was US$19.81 million, or 50% of revenue (including the US$1.13 million IEEPA tariff refund), compared to US$15.14 million, or 44% of revenue, in the prior-year period. Income from operations was US$2.47 million, compared to a loss from operations of US$2.48 million in the prior-year period. Net income was US$1.12 million, compared to a net loss of US$6.54 million in the prior-year period, which included a non-cash unrealized loss of US$1.88 million on the change in fair value of the OET derivative liability and a foreign exchange loss of US$1.51 million. Net income attributable to FST Corp.’s shareholders was US$1.11 million, or US$0.02 per share, compared to a net loss attributable to FST Corp.’s shareholders of US$6.50 million, or US$(0.15) per share, in the prior-year period.

Liquidity and Capital Resources

As of September 30, 2026, the Company had cash and cash equivalents of US$6.13 million and restricted cash of US$0.52 million. Total current assets were US$29.64 million and total current liabilities were US$32.17 million, resulting in a working capital deficit of US$2.54 million. Current liabilities included short-term bank borrowings of US$20.52 million, which the Company has historically renewed or refinanced in the ordinary course of business. For the nine months ended September 30, 2026, net cash provided by operating activities was US$0.73 million; net cash used in investing activities was US$1.81 million, primarily for purchases of property, plant and equipment of US$1.59 million, including an automatic straightening machine in Taiwan and the renovation of the Company’s Boulder office; and net cash provided by financing activities was US$0.85 million, reflecting net bank borrowings of US$1.17 million, partially offset by the acquisition of the remaining non-controlling interests in FST Taiwan, which became a wholly owned subsidiary on August 28, 2026, for US$0.25 million and repurchases of ordinary shares of US$0.07 million. Management believes that the Company’s current liquidity, together with cash flows from operations and available credit facilities, will be sufficient to fund operating requirements for the next 12 months.

Share Repurchases

During the three months ended September 30, 2026, the Company repurchased an aggregate of 66,577 ordinary shares at an aggregate cost of approximately US$0.07 million under the US$3.0 million share repurchase program authorized by its board of directors and announced on July 28, 2026. As of September 30, 2026, approximately US$2.93 million remained available for repurchase under the program, which has no fixed expiration date.

Outlook

Management anticipates continued revenue growth through the end of the year. The Company is focused on expanding sales in both domestic and export markets. Strategic initiatives for the remainder of 2026 and early 2027 include:

●	Launch of new programs at its OEM partners where KBS is the stock shaft;

●	The Company expects its newly established European office to contribute incremental revenue as it expands regional sales coverage, develops new customer relationships and provides more direct support to existing customers. Management believes the Company’s local presence will strengthen its ability to capture growth opportunities across the European market;

●	The Company believes that hosting the second annual KBS Open in Taiwan, scheduled for January 21 to 24, 2027, will provide additional marketing exposure and enhanced brand awareness. It will strengthen engagement with customers and industry participants, and support broader awareness of the Company’s products in Taiwan and other key Asian markets. Management believes the event provides a valuable platform to showcase the KBS brand and deepen relationships within the golf community;

●	The Company intends to implement additional cost-control measures across its operations, including initiatives focused on production efficiency, inventory management, logistics and discretionary operating expenses.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding future performance, market conditions, such as foreign exchange conditions, and strategic initiatives, and the Company’s belief with respect to its ability to capture growth opportunities and the impact of hosting the second annual KBS Open in Taiwan. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, including foreign exchange fluctuations, changes in U.S. and other trade policies, including tariffs and the availability, timing and amount of any tariff refunds, changes in market demand, the Company’s ability to renew or refinance its short-term bank borrowings, competitive pressures, and other factors listed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2026, and in other filings with the SEC, many of which are beyond the Company’s control. Actual results may differ materially from those projected.

All forward-looking statements included in this report are made only as of the date of this report, and, except as required by law, the Company assumes no obligation to revise or update any forward-looking statements made by the Company as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Company Contact:

Kathleen Lin

InvestorRelations@FSTShafts.com

Investor Relations:

Skyline CCG

IR@SkylineCCG.com

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